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December 5, 2002

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs:

Re: Canadian Imperial Bank of Commerce - National Policy 31 (Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Barry Kroeger at 416-943-3048.

Yours truly,

/s/ Ernst & Young LLP

cc. Ivan Duvar, Chair, Audit Committee of the Board of Directors, CIBC Pankaj Puri, Executive Vice-President and Chief Auditor, CIBC Catherine Bateman, Deloitte & Touche LLP
      Diane Kazarian, PricewaterhouseCoopers LLP

                o  A Member of Ernst & Young International, Ltd.